UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D
         Under the Securities Exchange Act of 1934

                     (Amendment No. 9)

                 M.H. Meyerson & Co., Inc.
-----------------------------------------------------------
                     (Name of Issuer)

               Common Stock, $.01 par value
-----------------------------------------------------------
              (Title of Class of Securities)

                          55301Q
-----------------------------------------------------------
                      (CUSIP Number)

                      Gregg Giaquinto
                  111 Broadway, 3rd Floor
                 New York, New York 10006
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
    Authorized To Receive Notices and Communications)

                     December 29, 2000
-----------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or





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otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act.

















































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CUSIP No.: 55301Q

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Person

         Electronic Trading Group, L.L.C. - ID #133802811

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         WC - See Item 3

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]


6.  Citizenship or Place of Organization

         Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         See Item 5

    8.   Shared Voting Power:

         See Item 5

    9.   Sole Dispositive Power:

         See Item 5

    10.  Shared Dispositive Power:

         See Item 5





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11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

              878,209 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         13.35% - See Item 5

14. Type of Reporting Person

         B/D

































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CUSIP No.: 55301Q

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert Kanter - ID #051321390

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         N/A

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         See Item 5

    8.   Shared Voting Power:

         See Item 5

    9.   Sole Dispositive Power:

         See Item 5

    10.  Shared Dispositive Power:

         See Item 5






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11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

              878,209 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         13.35% - See Item 5

14. Type of Reporting Person

         IN

































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    Electronic Trading Group, L.L.C. hereby amends and
    supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange Commission (the "SEC") on April 27, 2000 as amended by
    (i) Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000; (ii) Amendment No. 2 dated as of May 24, 2000 filed with the SEC on May 26, 2000; (iii) Amendment No. 3 dated as of July 27, 2000 filed with the SEC on August 1, 2000; (iv) Amendment No. 4 dated as of September 5, 2000 filed with the SEC on September 12, 2000; (v) Amendment No. 5 dated as of September 14, 2000 filed with the SEC on September 18, 2000; (vi) Amendment No. 6 dated as of September 26, 2000 filed with the SEC on September 28, 2000; (vii) Amendment No. 7 dated as of November 28, 2000 filed with the SEC on December 1, 2000; and (viii) Amendment No. 8 dated as of December 21, 2000 filed with the SEC on December 29, 2000 (the "Schedule") as follows:

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule is hereby amended by inserting the following at the end of the first paragraph thereof:

         From December 22, 2000 to December 29, 2000, the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate net purchase of 90,700 additional shares through open market transactions at average daily prices ranging from $2.1250 to $2.5000 per share, for a net purchase price of $209,321.88. All purchases during such period were effected in an investment account at Spear, Leeds & Kellogg ("SLK"), a broker-dealer, pursuant to arrangements under which SLK may be deemed to have extended credit in connection with such purchases.

Item 5.  Interest in Securities of the Issuer

         Item 5(a) of the Schedule is hereby deleted in its entirety and replaced with the following:

         The Company beneficially owns, in the aggregate, 878,209 shares of the Issuer's Common Stock, which constitutes 13.35% of the Issuer's outstanding
         Common Stock as of December 1, 2000, as disclosed



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         in the Issuer's Form 10-Q filed on December 15,
         2000. Of the 878,209 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and
         (ii) the power to dispose or direct the disposition of all the shares.

         Item 5(b) of the Schedule is hereby deleted in its entirety and replaced with the following:

         Of the 878,209 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares.

         Item 5(c) of the Schedule is amended by inserting the following at the end thereof:

         As shown in Addendum 1 hereto, from December 22,
         2000 to December 29, 2000, the Company made a net purchase of 90,700 additional shares of the Issuer's Common Stock in open market transactions.

Item 7.  Material to be Filed as Exhibits


         Item 7.1 of the Schedule is hereby amended by deleting "December 21, 2000" in the third line and inserting "December 29, 2000" in lieu thereof.



















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


         Addendum 1 to the Schedule is hereby amended by inserting the following at the end thereof:

                Shares     Shares                 Average Price Per Share
  Date       Purchased     (Sold)   Position       (Excluding commission)

12/22/00        2,000               789,509                 2.1250
12/22/00          100               789,609                 2.2500
12/22/00                  (1,900)   787,709                 2.3750
12/26/00          500               788,209                 2.1875
12/26/00          500               788,709                 2.2500
12/26/00        6,600               795,309                 2.2500
12/26/00        1,500               796,809                 2.2500
12/26/00          300               797,109                 2.2500
12/26/00        2,000               799,109                 2.2500
12/26/00        2,700               801,809                 2.3125
12/26/00          300               802,109                 2.3125
12/26/00        1,000               803,109                 2.3750
12/27/00                  (1,500)   801,609                 2.2500
12/27/00                    (600)   801,009                 2.2500
12/27/00        1,000               802,009                 2.1250
12/27/00        2,500               804,509                 2.1875
12/27/00        1,500               806,009                 2.2813
12/27/00          100               806,109                 2.3125
12/27/00          500               806,609                 2.3125
12/27/00          300               806,909                 2.3125
12/27/00          200               807,109                 2.3125
12/27/00        1,300               808,409                 2.3125
12/27/00        4,000               812,409                 2.3125
12/27/00          200               812,609                 2.3125
12/27/00          100               812,709                 2.3125
12/27/00        3,000               815,709                 2.3125
12/27/00        3,000               818,709                 2.3750
12/27/00          100               818,809                 2.3750
12/27/00        2,500               821,309                 2.4375
12/28/00                  (1,000)   820,309                 2.2188
12/28/00                    (700)   819,609                 2.2813
12/28/00                    (400)   819,209                 2.2813
12/28/00        3,000               822,209                 2.2500
12/28/00          500               822,709                 2.2813
12/28/00        5,700               828,409                 2.3125
12/28/00        1,200               829,609                 2.3125
12/28/00        7,100               836,709                 2.3125
12/28/00        1,000               837,709                 2.3750
12/29/00       14,900               852,609                 2.2500
12/29/00        1,900               854,509                 2.3125
12/29/00        1,000               855,509                 2.3125
12/29/00        1,000               856,509                 2.3125



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12/29/00        1,100               857,609                 2.3125
12/29/00        1,900               859,509                 2.3125
12/29/00        1,200               860,709                 2.3125
12/29/00        1,900               862,609                 2.3125
12/29/00        1,000               863,609                 2.3438
12/29/00          100               863,709                 2.3438
12/29/00          700               864,409                 2.3750
12/29/00          100               864,509                 2.3750
12/29/00          100               864,609                 2.3750
12/29/00          100               864,709                 2.3750
12/29/00          100               864,809                 2.3750
12/29/00          100               864,909                 2.3750
12/29/00        2,000               866,909                 2.3750
12/29/00          500               867,409                 2.4063
12/29/00          300               867,709                 2.4063
12/29/00          400               868,109                 2.4063
12/29/00          600               868,709                 2.4063
12/29/00          100               868,809                 2.4063
12/29/00          100               868,909                 2.4063
12/29/00          100               869,009                 2.4063
12/29/00          100               869,109                 2.4063
12/29/00          100               869,209                 2.4063
12/29/00          800               870,009                 2.4375
12/29/00        1,200               871,209                 2.4375
12/29/00        1,000               872,209                 2.4375
12/29/00        1,200               873,409                 2.4375
12/29/00          600               874,009                 2.4375
12/29/00        1,200               875,209                 2.4375
12/29/00        2,400               877,609                 2.4375
12/29/00          100               877,709                 2.5000
12/29/00          100               877,809                 2.5000
12/29/00          100               877,909                 2.5000
12/29/00          100               878,009                 2.5000
12/29/00          100               878,109                 2.5000
12/29/00          100               878,209                 2.5000

___________________________________________________________________
Subtotal from   96,800    (6,100)
12/22/00 to
12/29/00

Aggregate
12/21/00
Position       787,509

Total as of  1,385,110  (506,901)    878,209                4.3049
12/29/00




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                         SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigneds hereby certify that the information set forth in this statement is true, complete and correct.

                          ELECTRONIC TRADING GROUP, L.L.C.

                          /s/ Robert Kanter
                          ________________________
                          By:     Robert Kanter

                          Title:  Member Manager
                          Date:   December 29, 2000


                          ROBERT KANTER

                          /s/ Robert Kanter
                          ______________________
                          Date:   December 29, 2000





























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